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                               October 27, 2020

       Steven Rossi
       President, Secretary, and Director
       Worksport, Ltd.
       414-3120 Rutherford Road, Suite 414
       Vaughan, Ontario, Canada L4K OB2

                                                        Re: Worksport, Ltd.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed October 21,
2020
                                                            File No. 24-11271

       Dear Mr. Rossi:

               We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Offering Statement on Form 1-A filed October 21, 2020

       Summary, page 6

   1. It appears that your common shares outstanding after the offering includes the shares underlying the
warrants. Please tell us your basis for including these shares in the number of shares outstanding
after the offering. In this regard, tell us whether you have firm commitments or
agreements from the shareholders of their intent to exercise their warrants. The same
comment also applies to your disclosure on page 22.
   2. You state that the offering will terminate two years from the initial qualification date rather than one year
from the initial qualification as is disclosed on the cover page of the offering circular and
under "Plan of Distribution" on page 48. Please revise.
 Steven Rossi
FirstName
Worksport,LastNameSteven  Rossi
           Ltd.
Comapany
October 27,NameWorksport,
            2020          Ltd.
October
Page 2 27, 2020 Page 2
FirstName LastName
The Offering, page 22

3. Please revise the price per unit line to indicate that the price is fifteen cents per share instead of ten cents per share.
Dilution, page 25

4. We note your response to prior comment 2. Since it appears that you have not revised your net tangible book value and per share amounts as of June 30, 2020, we reissue the comment.
        You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.



                                                                  Sincerely,

                                                                  Division of
Corporation Finance
                                                                  Office of
Manufacturing
cc:      Matthew C. McMurdo, Esq.